"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 19.11.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 18 November 2002 bought 18,550 shares in Elkem ASA at a price of NOK 175 per share. After this transaction Orkla including subsidiaries owns 19,137,022 Elkem shares, representing 38.8% of the share capital.

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"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Ellen W. Ronæss, Shareholder Service, Tel.: +47 2254 4430

Date: 19.11.02

ORK - Trade subject to notification

All employees in Norway, Denmark, Finland, Sweden, Austria, Poland and the USA are offered 50 or 100 Orkla shares at a price of NOK 119, minus a 20% discount. This programme was introduced in 1999. The offer is valid from 18 November to 28 November 2002.

The following primary insiders have bought 100 shares in Orkla at NOK 95,20 on the 18 November 2002:

Group Chief Executive Finn Jebsen, Orkla ASA, increases his total shareholding to 215,304 shares
Executive Vice-President Halvor Stenstadvold, Orkla ASA, increases his total shareholding to 9,900 shares
Executive Vice-President Roar Engeland, Orkla ASA, increases his total shareholding to 10,402 shares
Executive Vice-President Dag J. Opedal, Orkla ASA, increases his total shareholding to 11,863 shares
Senior Vice President Terje Andersen, Orkla ASA, increases his total shareholding to 2,400 shares
Senior Vice President Erik Barkald, Orkla ASA, increases his total shareholding to 200 shares
Portfolio Manager Anders Berggren, Orkla ASA, increases his total shareholding to 4,471 shares
Head of Internal Auditing Fridthjof Røer, Orkla ASA, increases his total shareholding to 1,980 shares
Senior Vice President Ole Kristian Lunde, Orkla ASA, increases his total shareholding to 290 shares
Senior Vice President Karl-Otto Tveter, Orkla ASA, increases his total shareholding to 400 shares
Portfolio Manager Ola Uhre, Orkla ASA, increases his total shareholding to 5,315 shares
Senior Vice President Tor Aamot, Orkla ASA, increases his total shareholding to 4,900 shares
Director Geir Aarseth, Orkla ASA, increases his total shareholdning to 3.900 shares
Managing director Håkon Andersen, Orkla Foods, increases his total shareholding to 7,602 shares
Managing director John Jørgensen, Orkla Brands, increases his total shareholding to 26,960 shares
Group Chief Executive Joachim Malling, Det Berlingske Officin, increases his total shareholding to 100 shares
Director Torkild Nordberg, Lilleborg, increases his total shareholding to 400 shares
Managing director Per A. Sørlie, Borregaard, increases his total shareholding to 5,400 shares
Chairman Egil Ullebø, Borregaard, increases his total shareholding to 54,997 shares
Managing Director Gunnar Vikstrøm, Borregaard LignoTech, increases his total shareholding to 4,100 shares
Deputy board member elected by the employees Steinar N. Johansen increases his total shareholding to 300 shares
Deputy board member elected by the employees Åsmund Dybedahl increases his total shareholding to 200 shares
Board member elected by the employees Stein Stugu increases his total shareholding to 448 shares.